

October 7, 2014

Via E-mail
Junsheng Zhang
Chairman of the board and Director
JRSIS Health Care Corporation
1st—7th Floor, Industrial and Commercial Bank Building
Xingfu Street, Hulan Town, Hulan District, Harbin City
Heilongjiang Province, China 150025

> **Re:   JRSIS Health Care Corporation**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed September 23, 2014**
> **File No. 333-194359**

Dear Mr. Zhang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Consolidated Statements of Shareholders' Equity, page F-5

1. As previously requested in comment four in our September 12, 2014 letter, please demonstrate for us how the allocation of net income for 2013 is consistent with the terms of the June 1, 2013 supplemental agreement between Runteng and Junsheng Zhang.

Consolidated Statements of Cashflows, page F-6

2. You state that the distribution to non-controlling interest of $1,049,077 is composed of the amount appearing on the cash flow statement of "Distribution paid" $916,163 and "Rent offset from non-controlling interest distribution" $132,914. Please further explain to us what the rent offset represents and how it impacts the non-controlling interest and where the lease is discussed in your related party footnote.

Notes to Consolidated Financial Statements
Note 1.Description of Business and Organization, page F-7

3.  Please revise your disclosure to be consistent with the presentation in your consolidated statement of shareholders' equity, which does not show that Junsheng Zhang raised "Jiarun's paid in capital to $2,403,736 with non-controlling interest of $1,639,885 and cash of $702,508." Also, the amounts in the corresponding tabular disclosure and the statement that "according to US GAAP has no literature can be used for reach retained earnings contribute to paid in capital" now appear to be unnecessary, given the accounting treatment reflected in your consolidated statement of shareholders' equity. Revise your disclosure accordingly in this footnote and throughout the document.

4.  On pages F-8, you refer to "comprehensive income attributable to the parent and NCI." Please revise this terminology to refer to shareholders' equity, consistent with the accounting treatment reflected in your consolidated statement of shareholders' equity. Also, revise corresponding disclosure in Note 2X to your consolidated financial statements for year ended December 31, 2013 and Notes 1 and 2X to your consolidated financial statements for the six months ended June 30, 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Junsheng Zhang

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Franklin Wyman at (202) 551-3660 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Christina De Rosa at (202) 551-3577, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan *for*

Jeffrey P. Riedler
Assistant Director

cc:     Via E-mail
        William D. O'Neal
        Attorney at Law
        4400 North Scottsdale Road
        Suite 9-208
        Scottsdale, AZ 85251